Free Writing Prospectus (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Index Supplement dated July 19, 2013)	Filed Pursuant to Rule 433 Registration No. 333-190038 December 10, 2013

$ Autocallable Return Enhanced Notes due December 30, 2014 Linked to the TOPIX® Index Global Medium-Term Notes, Series A

General

•	The Notes are designed for investors who seek early exit prior to maturity if, on any one of the three review dates, the TOPIX® Index is at or above the Call Level specified below. If the Notes are not automatically called, investors will be fully exposed to any decline in the Index from the Initial Level to the Final Level. Investors should be willing to forgo interest and dividend payments and, if the Index declines over the term of the Notes, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing December 30, 2014†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about December 13, 2013†† (the “pricing date”) and are expected to issue on or about December 18, 2013†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Tokyo Stock Price Index or TOPIX® Index (the “Index”) (Bloomberg ticker symbol “TPX <Index>”)

Automatic Call:	On any review date, if the closing level of the Index on that review date is greater than or equal to the Call Level, the Notes will be automatically called for a cash payment per Note, determined as set forth under “Call Price” below.

Call Level:	[—], 103.75% of the Initial Level of the Index

Call Price:

If the Notes are redeemed pursuant to an Automatic Call, for every $1,000 principal amount Note, on the applicable Call Settlement Date, you will receive one payment of $1,000 plus a call premium equal to the maximum return on the Notes. Accordingly, upon an Automatic Call, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × Maximum Return]

Upside Leverage Factor:	2

Maximum Return:	7.50%

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, you will receive a payment at maturity determined as follows:

If the Final Level is greater than the Initial Level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the index return multiplied by two, subject to a maximum return on the Notes of 7.50%. For example, if the index return is 3.75% or more, you will receive the maximum return on the Notes of 7.50%, which entitles you to the maximum payment of $1,075.00 for every $1,000 principal amount Note that you hold. Accordingly, if the index return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × (Index Return × 2)]

Your investment will be fully exposed to any decline in the Index. If the Final Level declines from the Initial Level, you will lose 1% of the principal amount of your Notes for every 1% that the Index declines beyond the Initial Level. Accordingly, if the index return is zero or negative, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × Index Return]

You will lose some or all of your investment at maturity if the Final Level declines from the Initial Level.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

(Key Terms continued on the next page)

	Initial Issue Price[1]	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$[—]	$[—]	$[—]	$[—]

[1]	Our estimated value of the Notes on the pricing date, based on our internal pricing models, is expected to be between $979.00 and $985.00 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page FWP-9 of this free writing prospectus.
[2]	The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%. The price to the public for all other purchases of Notes is 100%.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-6 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the closing level of the Index on the pricing date.

Final Level:	The arithmetic average of the closing levels of the Index on each of the five averaging dates (rounded to two decimal places).

Review Dates†:	March 27, 2014 (first review date), June 26, 2014 (second review date) and September 25, 2014 (third review date)

Call Settlement Date†:	If the Notes are automatically called, payment will be made on the fifth business day after the applicable review date.

Averaging Dates†:	December 18, 2014, December 19, 2014, December 22, 2014, December 23, 2014 and December 24, 2014 (the “final averaging date”)

Maturity Date†:	December 30, 2014

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741T3J4 / US06741T3J42

†	Subject to postponement in the event of a market disruption event as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.
††	Expected. In the event we make any change to the expected pricing date and issue date, the averaging dates and/or maturity date may be changed so that the stated term of the Notes remains the same.

FWP–2

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013, the index supplement dated July 19, 2013, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Index Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

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What is the Total Return on the Notes Upon Automatic Call or at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return upon an automatic call or at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment upon an automatic call or at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume an Initial Level of 1,255.32, which results in a hypothetical Call Level of 1,302.39. There will be only one payment on the Notes whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date. The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.

Automatic Call					No Automatic Call
Index Level[1]	Index Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Index Return	Total Return at Maturity
2,259.58	80.00%	7.50%	7.50%	7.50%	80.00%	7.50%
2,134.04	70.00%	7.50%	7.50%	7.50%	70.00%	7.50%
2,008.51	60.00%	7.50%	7.50%	7.50%	60.00%	7.50%
1,882.98	50.00%	7.50%	7.50%	7.50%	50.00%	7.50%
1,757.45	40.00%	7.50%	7.50%	7.50%	40.00%	7.50%
1,631.92	30.00%	7.50%	7.50%	7.50%	30.00%	7.50%
1,506.38	20.00%	7.50%	7.50%	7.50%	20.00%	7.50%
1,380.85	10.00%	7.50%	7.50%	7.50%	10.00%	7.50%
1,318.09	5.00%	7.50%	7.50%	7.50%	5.00%	7.50%
1,302.39	3.75%	7.50%	7.50%	7.50%	3.75%	7.50%
1,280.43	2.00%	N/A	N/A	N/A	2.00%	4.00%
1,267.87	1.00%	N/A	N/A	N/A	1.00%	2.00%
1,255.32	0.00%	N/A	N/A	N/A	0.00%	0.00%
1,192.55	-5.00%	N/A	N/A	N/A	-5.00%	-5.00%
1,129.79	-10.00%	N/A	N/A	N/A	-10.00%	-10.00%
1,067.02	-15.00%	N/A	N/A	N/A	-15.00%	-15.00%
1,004.26	-20.00%	N/A	N/A	N/A	-20.00%	-20.00%
878.724	-30.00%	N/A	N/A	N/A	-30.00%	-30.00%
753.192	-40.00%	N/A	N/A	N/A	-40.00%	-40.00%
627.66	-50.00%	N/A	N/A	N/A	-50.00%	-50.00%
502.128	-60.00%	N/A	N/A	N/A	-60.00%	-60.00%
376.596	-70.00%	N/A	N/A	N/A	-70.00%	-70.00%
251.064	-80.00%	N/A	N/A	N/A	-80.00%	-80.00%
125.532	-90.00%	N/A	N/A	N/A	-90.00%	-90.00%
0	-100.00%	N/A	N/A	N/A	-100.00%	-100.00%

[1]	“Index Level” in table set forth above represents the hypothetical closing level of the Index on the applicable review date or, in the event the Notes are not called, the Index Level represents the hypothetical Final Level of the Index.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Level of 1,255.32 to a closing level of 1,506.38 on the first review date.

Because the closing level on the first review date of 1,506.38 is greater than the Call Level of 1,302.39, the Notes are automatically called, and the investor receives a single payment of $1,075.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Maximum Return]

$1,000 + [$1,000 × 7.50%] = $1,075.00

Example 2: The level of the Index decreases from the Initial Level of 1,255.32 to a closing level of 1,192.55 on the first review date and 1,129.55 on the second review date. The level of the Index increases to a closing level of 1,267.87 on the third review date and to a Final Level of 1,280.43.

FWP–4

Because the closing level of the Index on each of the review dates is less than the corresponding Call Level of 1,302.39, the Notes are not called. Because the Final Level of 1,280.43 is greater than the Initial Level of 1,255.32 and the index return of 2.00% multiplied by 2 does not exceed the maximum return of 7.50%, the investor receives a payment at maturity of $1,040.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Index Return × 2)]

$1,000 + [$1,000 × (2.00% × 2)] = $1,040.00

Example 3: The level of the Index decreases from the Initial Level of 1,255.32 to a closing level of 1,192.55 on the first review date and 1,129.55 on the second review date. The level of the Index increases to a closing level of 1,267.87 on the third review date and then decreases to a Final Level of 1,129.79.

Because the closing level of the Index on each of the review dates is less than the corresponding Call Level of 1,302.39, the Notes are not called. Because the Final Level of 1,129.79 is less than the Initial Level of 1,255.32, the index return is negative and the investor will receive a payment at maturity of $900.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × -10.00%] = $900.00

Example 4: The level of the Index decreases from the Initial Level of 1,255.32 to a closing level of 1,192.55 on the first review date and 1,129.79 on the second review date. The level of the Index increases to a closing level of 1,267.87 on the third review date and to a Final Level of 1,506.38.

Because the closing level of the Index on each of the review dates is less than the corresponding call level of 1,302.39, the Notes are not called. Because the index return of 20.00% multiplied by 2 exceeds the maximum return of 7.50%, the investor receives a payment at maturity of $1,075.00 per $1,000 principal amount Note, which is the maximum payment on the Notes.

Selected Purchase Considerations

•	Market Disruption Events and Adjustments—The review dates, averaging dates, maturity date, payment at maturity and the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

•	For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•	Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is just over one year, the Notes will be called before maturity if the closing level of the Index is at or above the Call Level on a review date. Upon an automatic call, you will be entitled to the maximum return on the Notes (subject to issuer credit risk), as set forth on the cover of this free writing prospectus.

•	Exposure to the TOPIX® Index—The return on the Notes is linked to the TOPIX® Index. The TOPIX ® Index is calculated, maintained and published by the Tokyo Stock Exchange, Inc. (the “TSE”). The TOPIX Index is a free float-adjusted market-capitalization weighted index comprised of all domestic common stocks listed on the First Section of the TSE. Listings of stocks on the TSE are divided between these three sections, with the First Section typically limited to larger, longer established and more actively traded issues. For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—TOPIX® Index” in the index supplement.

•	Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled derivative contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year, and otherwise should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

FWP–5

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your Notes should be treated in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•	Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. Your investment will be fully exposed to any decline in the Final Level as compared to the Initial Level if the Notes are not called on one of the three review dates.

•	Limited Return on the Notes—If the closing level of the Index equals or exceeds the Call Level on any review date or if the Final Level is greater than the Initial Level, for each $1,000 principal amount Note, you will receive upon an automatic call or at maturity, as applicable, $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return, which is equal to 7.50%. In addition, the closing level of the Index at various times during the term of the Notes could be higher than the closing level on the review dates or the averaging dates, and you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index or the component stocks of the Index.

•	No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•	Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

FWP–6

•	Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•	Reinvestment risk—If your Notes are automatically called, the term of the Notes could be less than three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called prior to the maturity date.

•	The Notes are Subject to Currency Exchange Rate Risk—The component stocks of the Index are traded and quoted in foreign currencies on non-U.S. markets. Therefore, holders of the Notes will be exposed to currency exchange rate risk with respect to the currencies in which the stocks comprising the Index are denominated. Currency exchange rates may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity. If the value of the currencies in which Index components are denominated strengthens against the U.S. dollar during the term of your Notes, you may not obtain the benefit of that increase, which you would have had you owned directly the securities included in the Index.

•	Non-U.S. Securities Markets Risks—The component stocks of the Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the financial products linked to the Index, which may have an adverse effect on the Notes. Also, the public availability of information concerning the issuers of the component stocks of the Index will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of such component stocks may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

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•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

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Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 2, 2008 through December 9, 2013. The Index closing level on December 9, 2013 was 1,255.32.

We obtained the Index closing levels below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any day during the term of the Notes, including on any of the review dates or averaging dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “pricing date”) based on prevailing market conditions on the pricing date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including

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any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately three months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page FWP-6 of this free writing prospectus.

You may revoke your offer to purchase the Notes at any time prior to the pricing date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their pricing date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

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